REGISTRATION STATEMENT NO. 333-123003
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM S-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                          PRE-EFFECTIVE AMENDMENT NO. 1

                                  ------------

                     THE TRAVELERS LIFE AND ANNUITY COMPANY
             (Exact name of registrant as specified in its charter)

                                  ------------

                                   CONNECTICUT
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         (State or other jurisdiction of incorporation or organization)
                I.R.S. Employer Identification Number: 06-0904249


                P.O. Box 990026, Hartford, Connecticut 06199-0026
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                   (Address, including Zip Code, and Telephone
                          Number, including Area Code,
                  of Registrant's Principal Executive Offices)

                                 ---------------

                                ERNEST J. WRIGHT
                     The Travelers Life and Annuity Company
                                 P.O. Box 990026
                        Hartford, Connecticut 06199-0026
                                 (860) 308-1000
                                 --------------
            (Name, Address, including Zip Code, and Telephone Number,
                    including Area Code of Agent for Service)

       Approximate date of commencement of proposed sale to the public: The annuities covered by this registration statement are to be issued from time to time after the effective date of this registration statement.

       If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act
of 1933 check the following box.   X
                                -------

       If the Registrant elects to deliver its latest Annual Report to security-holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box. ____

       If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ___

       If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ___.

       If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ____.

       If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ____

        CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

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  TITLE OF EACH CLASS OF          AMOUNT TO BE        PROPOSED MAXIMUM OFFERING PROPOSED MAXIMUM AGGREGATE
SECURITIES TO BE REGISTERED       REGISTERED(1)           PRICE PER UNIT               OFFERING           AMOUNT OF REGISTRATION FEE
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  Fixed Annuity Contracts        Not Applicable            Not Applicable              250,000,000                $29,425.00
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(1) The maximum aggregate offering price is estimated solely for the purpose of determining the registration fee. The amount being registered and the proposed maximum offering price per share unit are not applicable in that these contracts are not issued in predetermined amounts or units.
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                                     PART I
                                   PROSPECTUS

                      TRAVELERS TARGET MATURITY (SERIES II)

Travelers Target Maturity (Series II) or TTM II, is a single premium deferred annuity Contract ("Contract") that provides a guaranteed fixed rate of return for your investment if, during the specified period that you choose, you do not surrender your Contract. Generally, if you do surrender your Contract before the Guarantee Period ends, your Cash Value will be subject to a market value adjustment and surrender charges.

This prospectus provides information about:

      o  The Contract

      o  The Insurance Companies that offer the Contract

      o  The Guarantee Periods and Interest Rates

      o  Surrenders and Surrender Charges

      o  Market Value Adjustment

      o  Death Benefit

      o  Annuity Payments

      o  Other aspects of the Contract

This Contract may be issued by The Travelers Insurance Company or The Travelers Life and Annuity Company. Refer to your Contract for the name of your issuing company. Both companies are located at One Cityplace, Hartford, Connecticut 06103-3415. The Travelers Life and Annuity Company is not authorized to solicit or issue the Contract in the state of New York. Travelers Distribution LLC, One Cityplace, Hartford, Connecticut 06103-3415, is the principal underwriter and distributor of the Contracts.

THIS PROSPECTUS IS ACCOMPANIED BY A COPY OF THE TRAVELERS INSURANCE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004 AND THE TRAVELERS LIFE AND ANNUITY COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2004. IN ADDITION, THE LATEST QUARTERLY REPORT ON FORM 10Q FOR THE PERIOD ENDED MARCH 31, 2005 FOR THE TRAVELERS INSURANCE COMPANY AND THE TRAVELERS LIFE AND ANNUITY IS INCLUDED HEREIN.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES OR THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MUTUAL FUNDS, ANNUITIES AND INSURANCE PRODUCTS ARE NOT DEPOSITS OF ANY BANK, AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.


                         PROSPECTUS DATED JUNE 30, 2005.

                                TABLE OF CONTENTS

Special Terms........................................     3      Investments by the Company........................       17
Prospectus Summary...................................     5      Amendment of the Contracts........................       17
The Insurance Companies..............................     6      Assignment of the Contracts.......................       17
The Contracts........................................     7      Distribution of the Contracts.....................       17
   Application and Purchase Payment..................     7      Federal Tax Considerations........................       18
   Right to Cancel...................................     7         General........................................       18
   Termination.......................................     7
Guarantee Periods....................................     8         Section 403 (b) Plans and Arrangements.........       18
Establishment of Guaranteed Interest Rates...........    10         Qualified Pension and Profit-Sharing Plans.....       19
Surrenders...........................................    10         Individual Retirement Annuities................       19
   General...........................................    10         Roth IRAs......................................       20
   Surrender Charge..................................    10
   Special Surrenders................................    11         Nonqualified Annuities.........................       20
   Market Value Adjustment...........................    11         The Employee Retirement Income Security
   Waiver of Surrender Charge........................    11           Act of 1974..................................       21
   Guarantee Period Exchange Option..................    12         Federal Income Tax Withholding.................       21
   Premium Taxes.....................................    12         Tax Advice.....................................       22
Death Benefit........................................    12      Available Information.............................       23
Annuity Period.......................................    15      Incorporation of Certain Documents by
   Election of Maturity Date                                        Reference......................................       23
     and Form of Annuity.............................    15      Legal Opinion.....................................       23
   Change of Maturity Date or                                    Experts...........................................       23
     Annuity Option..................................    15      Appendix A........................................      A-1
   Annuity Options...................................    15      Appendix B........................................      B-1
   Annuity Payment...................................    16      Financial Statements
   Death of Annuitant after Annuity
     Commencement Date...............................    16

                                  SPECIAL TERMS
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WHEN USED IN THIS PROSPECTUS, THESE TERMS HAVE THE FOLLOWING MEANINGS:

ACCOUNT VALUE -- The Purchase Payment plus all interest earned, minus all amounts surrendered, surrender charges and applicable premium tax previously deducted and reflecting any Market Value Adjustment previously applied.

ANNUITANT -- The person on whose life the Contract is issued and annuity payments are made.

BENEFICIARY -- The person entitled to receive benefits under the Contract in case of the death of the Annuitant or the Owner, or joint Owner, as applicable.

CASH SURRENDER VALUE -- The Cash Value less surrender charges and any applicable premium tax.

CASH VALUE -- The Account Value at the end of a Guarantee Period or, at any point before the end of the Guarantee Period, the Account Value adjusted by the Market Value Adjustment formula.

COMPANY (WE, US, OUR) -- The Travelers Insurance Company or The Travelers Life and Annuity Company, depending on the state where your Contract is issued.

CONTINGENT ANNUITANT (applicable to nonqualified Contracts only) -- The person named prior to the Contract Date by the Owner who, upon the Annuitant's death (prior to the Maturity Date), becomes the Annuitant. All rights and benefits provided by the Contract then continue to be in effect.

CONTRACT -- For a group Contract, the certificate evidencing a participating interest in the group annuity Contract. Any reference in this Prospectus to Contract includes the underlying group annuity Contract. For an individual Contract, the individual annuity Contract.

CONTRACT DATE -- The effective date of participation under the group annuity Contract as designated in the certificate, or the date of issue of an individual annuity Contract.

CONTRACT YEAR -- A continuous twelve-month period beginning on the Contract Date and each anniversary thereof.

DEATH REPORT DATE -- The day on which we have received 1) Due Proof of Death and
2) written payment instructions.

DUE PROOF OF DEATH -- (i) a copy of a certified death certificate; (ii) a copy of a certified decree of a court of competent jurisdiction as to the finding of death; (iii) a written statement by a medical doctor who attended the deceased; or (iv) any other proof satisfactory to us.

FREE WITHDRAWAL AMOUNT -- The interest credited in the previous Contract Year. The Free Withdrawal Amount is not subject to a surrender charge or a market value adjustment if withdrawn.

GUARANTEE PERIOD -- The period during which either an initial or subsequent Guaranteed Interest Rate is credited.

GUARANTEED INTEREST RATE -- The annual effective interest rate credited during the Guarantee Period.

HOME OFFICE -- The Home Office of The Travelers Insurance Company or The Travelers Life and Annuity Company or any other office we may designate for the purpose of administering this Contract.

MARKET VALUE ADJUSTMENT -- The Market Value Adjustment is a formula we use to determine the Cash Value before the end of the Guarantee Period. This adjustment can increase or decrease the Account Value.

MATURITY DATE -- The date on which annuity payments are to start.

MATURITY VALUE -- The accumulated value of a Purchase Payment at the Guaranteed Interest Rate at the end of the Guarantee Period selected, minus all surrenders, surrender charges and premium taxes previously deducted and reflecting any Market Value Adjustment previously applied.

OWNER (YOU, YOURS) -- For an individual Contract, the person or entity to whom the individual Contract is issued. Joint Owners, who share in ownership rights and any benefits or payments, may be named in nonqualified Contracts. For a group contract, the person or entity to whom the certificate under a group annuity Contract is issued.

PURCHASE PAYMENT -- The premium payment applied to the Contract less premium taxes if applicable.

                               PROSPECTUS SUMMARY
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Travelers Target Maturity (Series II) is a single premium, modified guaranteed annuity contract available to eligible individuals. Modified Guaranteed Annuities offer a guaranteed fixed rate of return on your principal investment if you do not surrender your Contract before the Guarantee Period ends. If you do surrender your Contract before the end of the Guarantee Period, generally your Cash Value is subject to a Market Value Adjustment and surrender charges.

The Contract is offered by either The Travelers Insurance Company or The Travelers Life and Annuity Company. Both companies are indirect wholly-owned subsidiaries of Citigroup Inc. The Travelers Life and Annuity Company does not solicit or issue insurance products in the state of New York. Refer to your Contract for the name of your issuing company. The Contract is available only in those states where it has been approved for sale.

You may select an initial Guarantee Period from those available from the Company. We may offer Guarantee Periods from one up to ten years. We credit interest on your Purchase Payment on a daily basis. The Guaranteed Interest Rate is the annual interest amount we credit based on the compounding of the daily credited amounts. (See "Guarantee Periods" and "Establishment of Guaranteed Interest Rates".)

At the end of each Guarantee Period, you may:

      o  renew your Contract and elect a new Guarantee Period;

      o surrender your Contract and receive the Cash Value less any applicable taxes.

If, at the end of a Guarantee Period, you do not elect a subsequent Guarantee Period or surrender your Contract, we will automatically transfer your Cash Value to a one-year renewal Guarantee Period at the end of the current Guarantee Period. During this one-year renewal Guarantee Period, You may surrender your Contract or transfer into a new (longer) Guarantee Period with no Market Value Adjustment or surrender charges.

You may surrender all or a portion of your Contract at any time, but the Cash Value may be subject to surrender charges and/or a Market Value Adjustment if such surrender is made prior to the end of the Guarantee Period. The surrender charge varies depending on whether you request a partial or full surrender during your initial Guarantee Period or subsequent Guarantee Period if elected. The surrender charge is computed as a percentage of the Cash Value being surrendered and is measured from beginning date of each Guarantee Period.

       INITIAL GUARANTEE PERIOD               SUBSEQUENT GUARANTEE PERIOD
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     YEAR IN WHICH     CHARGE AS A           YEAR IN WHICH    CHARGE AS A
     SURRENDER IS     PERCENTAGE OF          SURRENDER IS    PERCENTAGE OF
         MADE           CASH VALUE               MADE          CASH VALUE
------------------------------------------------------------------------------
          1                 7%                     1               5%
          2                 6%                     2               4%
          3                 5%                     3               3%
          4                 4%                     4               2%
          5                 3%                     5               2%
          6                 2%                     6               2%
          7                 2%                     7               2%
          8                 2%                     8               2%
          9                 2%                     9               2%
          10                1%                    10               1%


There is no surrender charge for full or partial surrenders made: (1) at the end of any Guarantee Period or (2) during a one-year renewal Guarantee Period. We may waive surrender charges in certain instances. (See "Surrenders -- Waiver of Surrender Charge".)

A full or partial surrender made prior to the end of an initial or subsequent Guarantee Period may be subject to a Market Value Adjustment. There is no Market Value Adjustment if you surrender at the end of an initial or subsequent Guarantee Period or at any time during a one-year renewal Guarantee Period. Any such surrender request must be in writing and received by us before the Guarantee Period ends. You may request a withdrawal of any interest that has been credited during the prior Contract Year. No surrender charge will be deducted from or Market Value Adjustment applied to such interest payments; however, all applicable premium taxes will be deducted. Any such surrender may also be subject to federal and state taxes. (See "Surrenders" and "Federal Tax Considerations".)

The Market Value Adjustment can be positive or negative depending on changes in financial indices between the time your current Guarantee Period was established and when you make a surrender. The Market Value Adjustment formula compares a combination of U.S. Treasury Strip Yields and an Option-adjusted Spread as of the date your Guarantee Period began with that combination of indices as of the date the Market Value Adjustment is being calculated. These indices are generally sensitive to changes is interest rates. It is possible therefore that should interest rates increase significantly from the time your current Guarantee Period was established and when you make a full surrender, the amount you receive after application of any surrender charges and the Market Value Adjustment, could be less than your Purchase Payment. In some states, we may be prohibited from assessing a Market Value Adjustment that results in a negative adjustment. (See "Market Value Adjustment".)

On the Maturity Date specified by you, the Company will make either a lump sum payment or start to pay a series of payments based on the Annuity Options you select. (See "Annuity Period".)

The Contract may provide for a death benefit that is equal to the Account Value on the date our Home Office receives 1) Due Proof of Death and 2) written payment instructions. If the Annuitant dies before the Maturity Date with no designated Contingent Annuitant surviving, or if the Owner dies before the Maturity Date with the Annuitant surviving, we will pay the death benefit to the Beneficiary. (See "Death Benefit".)

We will deduct any applicable premium taxes from the Cash Value either upon death, surrender, annuitization, or at the time the Purchase Payment is made to the Contract. (See "Surrenders - Premium Taxes".)

                             THE INSURANCE COMPANIES
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The Contract may be issued by either The Travelers Insurance Company or The Travelers Life and Annuity Company depending on the state in which you reside. Refer to your contract for the name of your issuing company. Below is a description of each issuing company.

The Travelers Insurance Company is a stock insurance company chartered in 1863 in the state of Connecticut and has been continuously engaged in the insurance business since that time. The Company is licensed to conduct life insurance business in all states of the United States, the District of Columbia, Puerto Rico, Guam, the U.S. and British Virgin Islands and the Bahamas. The Company is an indirect wholly-owned subsidiary of Citigroup Inc. The Company's home office is located at One Cityplace, Hartford, Connecticut 06103-3415.

The Travelers Life and Annuity Company is a stock insurance company chartered in 1973 in Connecticut and continuously engaged in the insurance business since that time. It is licensed to conduct life insurance business in all states of the United States (except New York), the District of Columbia and Puerto Rico. The Company is an indirect wholly-owned subsidiary of Citigroup Inc. The Company's Home Office is located at One Cityplace, Hartford, Connecticut 06103-3415.

On January 31, 2005, Citigroup Inc. announced that it has agreed to sell its life insurance and annuity businesses to MetLife, Inc. The proposed sale would include The Travelers Insurance Company and The Travelers Life and Annuity Company.

The transaction is subject to certain domestic and international regulatory approvals, as well as other customary conditions to closing. The transaction is expected to close this summer. Under the terms of the transaction, The Travelers Insurance Company will distribute its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup Inc., or its subsidiaries prior to the closing. The Travelers Insurance Company has filed a current report on Form 8-K on February 2, 2005 with additional information about the transaction, including pro forma financial information. The filing can be found at the SEC's Internet website at http://www.sec.gov.

The transaction will not affect the terms or conditions of your annuity contract, and The Travelers Insurance Company or The Travelers life and Annuity Company will remain fully responsible for their respective contractual obligations to annuity contract owners.

                                  THE CONTRACTS
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APPLICATION AND PURCHASE PAYMENT

To purchase a Contract, you must complete an application or an order to purchase and submit it to our Home Office for approval. The Company requires a minimum Purchase Payment of at least $5,000. The Company may accept Purchase Payments up to $1 million without prior approval. If your application or order to purchase the Contract is not properly completed when received by the Company, we may contact you or your agent or return your entire application or order form.

RIGHT TO CANCEL

Generally, you may return your Contract to us at our Home Office within 10 days of delivery of your Contract, or longer if required by applicable law or regulation. Depending on your state, we will return your Purchase Payment or Cash Value. Please refer to your Contract for any additional information.

TERMINATION

We reserve the right to terminate the Contract on any business day if your Account Value as of that date is less than $2,000. Termination will not occur until 31 days after we have mailed notice of termination to your last known address and to any assignee of record. If we terminate the Contract, we will pay you the Cash Surrender Value, if any.

                                GUARANTEE PERIODS
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You select the duration of the Guarantee Period at the time you purchase the Contract. The Guarantee Period determines the Guaranteed Interest Rate that we credit to your Contract. We credit your Purchase Payment with interest at the Guaranteed Interest Rate during the entire Guarantee Period. Interest is credited daily; the daily compounding of the credited interest rate is reflected in the annual Guaranteed Interest Rate.


             EXAMPLE OF COMPOUNDING AT THE GUARANTEED INTEREST RATE

Beginning Account Value:          $50,000
Guarantee Period:                 5 years
Guaranteed Interest Rate:         5.50% Annual Effective Rate

                                                                            END OF CONTRACT YEAR
                                                ------------------------------------------------------------------------------
                                                   YEAR 1          YEAR 2          YEAR 3         YEAR 4           YEAR 5
                                                --------------  --------------  -------------- --------------  ---------------
Beginning Account Value......................   $   50,000.00
X (1 + Guaranteed Interest Rate).............           1.055
                                                --------------
                                   $ 52,750.00
                                                ==============
Account Value at end of Contract Year 1......                   $   52,750.00
X (1 + Guaranteed Interest Rate).............                           1.055
                                                                --------------
                                                                $   55,651.25
                                                                ==============
Account Value at end of Contract Year 2......                                   $   55,651.25
X (1 + Guaranteed Interest Rate).............                                           1.055
                                                                                --------------
                                                                                $   58,712.07
                                                                                ==============
Account Value at end of Contract Year 3......                                                  $   58,712.07
X (1 + Guaranteed Interest Rate).............                                                          1.055
                                                                                               --------------
                                                                                               $   61,941.23
                                                                                               ==============
Account Value at end of Contract Year 4......                                                                  $    61,941.23
X (1 + Guaranteed Interest Rate).............                                                                           1.055
                                                                                                               ---------------
                                                                                                               $    65,348.00
                                                                                                               ===============
Account Value at end of Guarantee Period
(i.e. Maturity Value)........................                                                                  $    65,348.00
                                                                                                               ===============

Total Interest Credited in Guarantee Period -- $65,348.00 - $50,000.00 = $15,348.00
Account Value at end of Guarantee Period -- $50,000.00 + $15,348.00 = $65,348.00

THE ABOVE EXAMPLE ASSUMES NO SURRENDERS, DEDUCTIONS FOR PREMIUM TAXES, OR PRE-AUTHORIZED PAYMENT OF INTEREST DURING THE ENTIRE FIVE-YEAR PERIOD. A MARKET VALUE ADJUSTMENT OR SURRENDER CHARGE MAY APPLY TO ANY SURRENDERS DURING THE GUARANTEED PERIOD (SEE "SURRENDERS"). THE HYPOTHETICAL GUARANTEED INTEREST RATES ARE ILLUSTRATIVE ONLY AND ARE NOT INTENDED TO PREDICT FUTURE GUARANTEED INTEREST RATES TO BE DECLARED UNDER THE CONTRACT. ACTUAL GUARANTEED INTEREST RATES DECLARED FOR ANY GIVEN TIME MAY BE MORE OR LESS THAN THOSE SHOWN.

We will notify you about available Guarantee Periods near the end of your current Guarantee Period. At the end of a Guarantee Period:

      o you may surrender your Contract and receive the Cash Value less any applicable taxes

      o  you may elect a subsequent Guarantee Period by telephone or in writing

      o your Cash Value will be transferred to the new Guarantee Period at the Guaranteed Interest Rate offered at that time for the Guarantee Period

      o if you do not elect a new Guaranteed Period before the end of the current Guarantee Period, we will transfer your Cash Value into a one-year renewal Guarantee Period which you may surrender or transfer out of into a subsequent Guarantee Period with no Market Value Adjustment or surrender charges at the time of surrender or transfer. After a transfer into subsequent guarantee occurs, the market value adjustment formula, and the subsequent surrender charges will be measured from the effective date of the subsequent guarantee period that has been established.

                   ESTABLISHMENT OF GUARANTEED INTEREST RATES
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When you purchase your Contract, you will know the Guaranteed Interest Rate for the Guarantee Period you choose. We will send you a confirmation showing the amount of your Purchase Payment and the applicable Guaranteed Interest Rate. We will provide you with statements at least once annually showing your Account Value, the Guaranteed Interest Rate being credited to your Contract and any other information required by applicable law or regulation.

The Company has no specific formula for determining Guaranteed Interest Rates. Guaranteed Interest Rates will be declared from time to time as market conditions dictate. (See "Investments by the Company".) In addition, the Company may also consider various other factors in determining Guaranteed Interest Rates for a given period, including regulatory and tax requirements, sales commissions, administrative expenses, general economic trends and competitive factors. The availability of Guarantee Periods and Guaranteed Interest Rates we offer may be different depending on the broker-dealer firm that offers the Contract.

THE COMPANY WILL MAKE THE FINAL DETERMINATION AS TO GUARANTEED INTEREST RATES TO BE DECLARED. WE CANNOT PREDICT NOR CAN WE GUARANTEE FUTURE GUARANTEED INTEREST RATES.

                                   SURRENDERS
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GENERAL

You may request a full or partial surrender at any time, subject to the surrender charges described below. If you request a surrender, the Cash Value and Maturity Value will reflect any Market Value Adjustment applied and will be reduced by the amount of the surrender and any surrender charge that applies.

Upon request, we will inform you of the amount payable upon a full or partial surrender. Any full, partial or special surrender may be subject to tax. (See "Federal Tax Considerations".)

We may defer payment of any surrender up to six months from the date we receive your notice of surrender or the period permitted by state insurance law, if less. If we defer payment for more than 30 days, we will pay interest of at least 3.5% per annum on the amount deferred.

Participants in Section 403 (b) tax-deferred annuity plans may not make surrenders from certain amounts before the earliest of age 59 1/2, separation from service, death, disability or hardship. (See "Federal Tax Considerations --
Section 403 (b) Plans and Arrangements".)

SURRENDER CHARGE

There are no front-end sales charges. A surrender charge may be assessed on partial or full surrenders made before the end of a Guarantee Period. The surrender charge varies depending on whether you request the surrender during your initial Guarantee Period or during a subsequent Guarantee Period. The surrender charge is computed as a percentage of the Cash Value being surrendered. Surrender charges applicable to the initial Guarantee Period are measured from the original Contract Date. Surrender charges applicable to subsequent Guarantee Periods are measured from the effective date of the subsequent Guarantee Period, using the subsequent Guarantee Period surrender charge schedule.

       INITIAL GUARANTEE PERIOD               SUBSEQUENT GUARANTEE PERIOD
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   YEAR IN WHICH       CHARGE AS A           YEAR IN WHICH      CHARGE AS A
     SURRENDER        PERCENTAGE OF            SURRENDER       PERCENTAGE OF
      IS MADE           CASH VALUE              IS MADE          CASH VALUE
--------------------------------------------------------------------------------
        1                   7%                      1                5%
        2                   6%                      2                4%
        3                   5%                      3                3%
        4                   4%                      4                2%
        5                   3%                      5                2%
        6                   2%                      6                2%
        7                   2%                      7                2%
        8                   2%                      8                2%
        9                   2%                      9                2%
        10                  1%                     10                1%


SPECIAL SURRENDERS

No surrender charge or Market Value Adjustment will apply for full or partial surrenders taken: (1) at the end of a Guarantee Period; or (2) during a one-year renewal Guarantee Period. We will not assess a surrender charge if your Account Value is applied to elect an annuity option on the Maturity Date (except if Option 5 is elected within the First Contract Year with a designated period of less than 10 years). A Market Value Adjustment will be applied if the Maturity Date is not at the end of a Guarantee Period. To elect an annuity option, you must notify us at least 30 days before your Maturity Date.

In addition, for all full or partial surrenders, no surrender charge or Market Value Adjustment will apply to any interest credited during the previous Contract Year. Any such surrender may, however, be subject to federal or state taxes.

If you participate in our Minimum Distribution Program, any payments that satisfy the maximum requirements for the Minimum Distribution Program will not be subject to a Market Value Adjustment or surrender charge. Systematic withdrawals outside our Minimum Distribution Program are subject to a surrender charge and a Market Value Adjustment to the extent that the withdrawals exceed the interest credited during the prior Contract Years.

Any payments may be subject to federal or state taxes.

MARKET VALUE ADJUSTMENT

We may adjust the amount payable (up or down) on a full or partial surrender requested before the end of any Guarantee Period according to a Market Value Adjustment formula.

The Market Value Adjustment can be positive or negative depending on changes in certain financial indices between the time your current Guarantee Period was established and when you request a surrender. The Market Value Adjustment formula compares a combination of U.S. Treasury Strip Yields and an Option-adjusted Spread of the same duration as the chosen Guarantee Period as of the date your Guarantee Period began with that combination of indices reflecting the remaining duration of the Guarantee Period as of the date the Market Value Adjustment is being calculated.

"Strip Yields" are the yields payable on coupon Strips of United States Treasury securities. A "Strip" is a bond whose two components, interest and repayment of principal, are separated and sold individually. "Strips" is an acronym for Separate Trading of Registered Interest and Principal of Securities.

An "Option-adjusted Spread" is the difference between the yields on corporate debt securities, adjusted to disregard any options available on those securities, and U.S. Treasury securities of comparable duration. We currently use the Lehman Brothers Intermediate US-Credit Index of Option-adjusted Spreads.

These indices are generally sensitive to changes in interest rates. It is possible therefore that should interest rates increase significantly from the time your current Guarantee Period was established and when you make a full surrender, the amount you receive after application of any surrender charges and the Market Value Adjustment, could be less than your Purchase Payment. In some states, we may be prohibited from assessing a Market Value Adjustment that results in a negative adjustment. If your Contract is governed by the laws of that state, any Market Value Adjustment that we apply will be subject to our rules for complying with such law or regulation.

The formula for calculating the Market Value Adjustment is shown in Appendix B, which also contains an additional illustration of the application of the Market Value Adjustment.

WAIVER OF SURRENDER CHARGE

The surrender charge may be waived if:

      (a) distributions are applied to any one of the annuity options (except if Option 5 is elected within the first Contract Year with a designated period of less than 10 years) or

      (b) the Owner or Annuitant dies and payment of a death benefit is made to the Beneficiary.

GUARANTEE PERIOD EXCHANGE OPTION

Once each Contract Year after the first year, you may elect to transfer from your current Guarantee Period into a subsequent Guarantee Period of a different duration. The current Guaranteed Interest Rate for the subsequent Guarantee Period will apply. A Market Value Adjustment will be applied to your current Account Value at the time of transfer. There will be no surrender charge for this exchange. However, Account Value transferred to Guarantee Periods initiated through the Guarantee Period Exchange Option will be subject to the subsequent Guarantee Period surrender charges measured from the effective date of the subsequent Guarantee Period.

PREMIUM TAXES

Certain state and local governments impose premium taxes. These taxes currently range from 0% to 5.0%, depending upon the jurisdiction. The Company is responsible for paying these taxes and will determine the method used to recover premium tax expenses incurred. The Company will deduct any applicable premium taxes from the Cash Value either upon death, surrender, annuitization, or at the time the Purchase Payment is made to the Contract, but no earlier than when the Company has a tax liability under state law.

RESTRICTIONS ON FINANCIAL TRANSACTIONS

Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block a contract owner's ability to make certain transactions and thereby refuse to accept any request for withdrawals, surrenders, or death benefits, until the instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.

                                  DEATH BENEFIT
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For nonqualified Contracts, IRAs and individual Section 403 (b) Contracts, the Death Benefit is the Account Value at the close of the business day on which our Home Office receives 1) Due Proof of Death and 2) written payment instructions. There is no death benefit payable under group contracts issued to tax qualified plans under Sections 403 (b) (ERISA only) or 401 (k). (See Appendix A).

PAYMENT OF PROCEEDS

The process of paying death benefit proceeds before the maturity date under various situations for nonqualified contracts is summarized in the charts below. The charts do not encompass every situation and are merely intended as a general guide. More detailed information is provided in your Contract. Generally, the person (s) receiving the benefit may request that the proceeds be paid in a lump sum, or be applied to one of the settlement options available under the Contract.

-------------------------------------------------------------------------------------------------------------------------------
    BEFORE THE MATURITY DATE,              THE COMPANY WILL                                                  MANDATORY PAYOUT
      UPON THE DEATH OF THE              PAY THE PROCEEDS TO:       UNLESS. . .                                RULES APPLY*
-------------------------------------------------------------------------------------------------------------------------------
OWNER (WHO IS NOT THE ANNUITANT)       The Beneficiary (ies),       Unless the Beneficiary is the            Yes
(WITH NO JOINT OWNER)                  or if none, to the           Contract Owner's spouse and the
                                       Contract Owner's estate.     spouse elects to continue the
                                                                    contract as the new owner rather
                                                                    than receive the distribution.
-------------------------------------------------------------------------------------------------------------------------------
OWNER (WHO IS THE ANNUITANT)           The Beneficiary (ies),       Unless the Beneficiary is the            Yes
(WITH NO JOINT OWNER)                  or if none, to the           Contract Owner's spouse and the
                                       Contract Owner's estate.     spouse elects to continue the
                                                                    contract as the new owner rather
                                                                    than receive the distribution.
-------------------------------------------------------------------------------------------------------------------------------
JOINT OWNER (WHO IS NOT THE            The surviving joint          Unless the surviving joint owner is      Yes
ANNUITANT)                             owner.                       the spouse and elects to continue
                                                                    the Contract.
-------------------------------------------------------------------------------------------------------------------------------
JOINT OWNER (WHO IS THE ANNUITANT)     The surviving joint          Unless the surviving joint owner is      Yes
                                       owner.                       the Contract Owner's spouse and the
                                                                    spouse elects to continue the
                                                                    Contract.

                                                                    Or, unless there is a Contingent
                                                                    Annuitant the Contingent Annuitant
                                                                    becomes the Annuitant and the
                                                                    proceeds will be paid to the
                                                                    surviving joint owner.  If the
                                                                    surviving joint owner is the
                                                                    spouse, the spouse may elect to
                                                                    continue the Contract.
-------------------------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS NOT THE              The Beneficiary (ies),       Unless, the Beneficiary is the           Yes
CONTRACT OWNER)                        or if none, to the           Contract Owner's spouse and the
                                       Contract Owner.              spouse elects to continue the
                                                                    Contract as the new owner rather
                                                                    than receive the distribution.

                                                                    Or, unless there is a Contingent
                                                                    Annuitant.  Then, the Contingent
                                                                    Annuitant becomes the Annuitant and
                                                                    the Contract continues in effect
                                                                    (generally using the original
                                                                    Maturity Date).  The proceeds will
                                                                    then be paid upon the death of the
                                                                    Contingent Annuitant or owner.
-------------------------------------------------------------------------------------------------------------------------------
ANNUITANT (WHO IS THE CONTRACT         See death of "owner who      N/A                                      Yes
OWNER)                                 is the Annuitant" above.
-------------------------------------------------------------------------------------------------------------------------------
ANNUITANT (WHERE OWNER IS A            The Beneficiary (ies)        N/A                                      Yes (Death of
NONNATURAL PERSON/TRUST)               (e.g. the trust).                                                     Annuitant is
                                                                                                             treated as death
                                                                                                             of the owner in
                                                                                                             these
                                                                                                             circumstances.)
-------------------------------------------------------------------------------------------------------------------------------
CONTINGENT ANNUITANT (ASSUMING         No death proceeds are        N/A                                      N/A
ANNUITANT IS STILL ALIVE)              payable; Contract
                                       continues.
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
    BEFORE THE MATURITY DATE,              THE COMPANY WILL                                                  MANDATORY PAYOUT
      UPON THE DEATH OF THE              PAY THE PROCEEDS TO:       UNLESS. . .                                RULES APPLY*
-------------------------------------------------------------------------------------------------------------------------------
BENEFICIARY                            No death proceeds are        N/A                                      N/A
                                       payable; Contract
                                       continues.
-------------------------------------------------------------------------------------------------------------------------------
CONTINGENT BENEFICIARY                 No death proceeds are        N/A                                      N/A
                                       payable; Contract
                                       continues.
-------------------------------------------------------------------------------------------------------------------------------

--------------
* Certain payout rules of the Internal Revenue Code (IRC) are triggered upon the death of any Owner. Non-spousal Beneficiaries (as well as spousal beneficiaries who choose not to assume the contract) must begin taking distributions based on the Beneficiary's life expectancy within one year of death or take a complete distribution of contract proceeds within 5 years of death.

DEATH PROCEEDS AFTER THE MATURITY DATE

If any owner or the Annuitant dies on or after the maturity date, the Company will pay the Beneficiary a death benefit consisting of any amount remaining under the annuity or income option then in effect. If you have chosen Option 1 or Option 4, your Beneficiary may not be entitled to any amounts upon your death.

                                 ANNUITY PERIOD
--------------------------------------------------------------------------------

ELECTION OF MATURITY DATE AND FORM OF ANNUITY

You can select an Maturity Date at the time you apply for a Contract. If no date is elected, for nonqualified Contracts, the automatic default age is 90. For qualified Contracts, the automatic default age is 70 1/2. Within 30 days before your Maturity Date, you may elect to have all or a portion of your Cash Surrender Value paid in a lump sum on your Maturity Date. Or, at least 30 days before the Maturity Date, you may elect to have your Cash Value or a portion thereof (less applicable premium taxes, if any) distributed under any of the Annuity Options described below. If Option 5 "Payments for a Designated Period" is elected in the first contract year, the Cash Surrender Value will be applied.

If no option is elected for nonqualified Contracts, the Cash Value will be applied on the Maturity Date under the Second Option to provide a life annuity with 120 monthly payments certain. For qualified Contracts, the Cash Value will be applied to Option 4, to provide a joint and last life annuity. This Contract may not be surrendered once annuity payments begin, except with respect to Option 6.

CHANGE OF MATURITY DATE OR ANNUITY OPTION

You may change the Maturity Date at any time as long as such change is made in writing and is received by us at least 30 days prior to the scheduled Maturity Date. Once an Annuity Option has begun, it may not be changed.

ANNUITY OPTIONS

Any one of the following Annuity Options may be elected. Annuity payments may be available on a monthly, quarterly, semi-annual or annual basis. The minimum amount that may be applied to an Annuity Option is $2,000 unless we consent to a smaller amount.

OPTION 1 -- LIFE ANNUITY -- NO REFUND: The Company will make annuity payments during the lifetime of the Annuitant ending with the last payment before death. This option offers the maximum periodic payment, since there is no assurance of a minimum number of payments and no amounts are payable to a beneficiary.

OPTION 2 -- LIFE ANNUITY WITH 120, 180 OR 240 MONTHLY PAYMENTS ASSURED: The Company will make monthly annuity payments during the lifetime of the Annuitant, with the agreement that if, at the death of that person, payments have been made for less than 120, 180 or 240 months (as elected), we will continue making payments to the Beneficiary during the remainder of the period.

OPTION 3 -- CASH REFUND LIFE ANNUITY: The Company will make monthly annuity payments during the lifetime of the Annuitant. Upon the death of the Annuitant, the Beneficiary will receive a payment equal to the Cash Value applied to this option on the Maturity Date minus the dollar amount of annuity payments already paid.

OPTION 4 -- JOINT AND LAST SURVIVOR LIFE ANNUITY -- NO REFUND: The Company will make annuity payments during the lifetime of the Annuitant and a second person. When either person dies, we will continue making payments to the survivor. No further payments will be made following the death of the survivor.

OPTION 5 -- PAYMENTS FOR A DESIGNATED PERIOD: We will make periodic payments guaranteed for the number of years selected which may be from five to thirty years.

OPTION 6 -- ANNUITY PROCEEDS SETTLEMENT OPTION: Proceeds from the Death Benefit may be left with the Company for a period not to exceed five years from the date of the Owner's or Annuitant's death prior to the Maturity Date. The proceeds will remain until the end of the same Guarantee Period and continue to earn the same Guaranteed Interest Rate as at the time of death. If the Guarantee Period ends before the end of the five-year period, the Beneficiary may elect a new Guarantee Period with a duration not to exceed the time remaining in the period of five years from the date of the Owner's or Annuitant's death. Full or partial surrenders may be made at any time. In the event of surrenders, the remaining Cash Value will equal the proceeds left with the Company, minus any surrender charge and applicable premium tax, plus any interest earned. A Market Value Adjustment will be applied to all surrenders except those occurring at the end of a Guarantee Period.

The Tables in the Contract reflect guaranteed dollar amounts of monthly payments for each $1,000 applied under the first five Annuity Options listed above. Under Options 1, 2 or 3, the amount of each payment will depend upon the age (and, for nonqualified Contracts, sex) of the Annuitant at the time the first payment is due. Under Option 4, the amount of each payment will depend upon the payees' ages at the time the first payment is due (and, for nonqualified Contracts, the sex of both payees).

The Tables for Options 1, 2, 3 and 4 are based on the Annuity 2000 Mortality Table A with ages set back one year and a net investment rate of 1.5% per annum. The table for Option 5 is based on a net investment rate of 1.5% per annum. If mortality appears more favorable and interest rates so justify, at our discretion, we may apply other tables which will result in higher payments for each $1,000 applied under one or more of the first five Annuity Options.

ANNUITY PAYMENT

The first payment under any Annuity Option will be made on the Maturity Date. Subsequent payments will be made in accordance with the manner of payment selected and are based on the first payment date.

The option elected must result in a payment at least equal to the minimum payment amount according to Company rules then in effect. If at any time payments are less than the minimum payment amount, the Company has the right to change the frequency to an interval resulting in a payment at least equal to the minimum. If any amount due is less than the minimum per year, the Company may make other arrangements that are equitable to the Annuitant.

Once annuity payments have begun, no surrender of the annuity benefit (including benefits under Option 5) can be made for the purpose of receiving a lump-sum settlement.

DEATH OF ANNUITANT AFTER MATURITY DATE

If the Annuitant dies after the Maturity Date, any amount payable as a death benefit will be distributed at least as rapidly as under the method of distribution in effect.

                           INVESTMENTS BY THE COMPANY
--------------------------------------------------------------------------------

We must invest our assets according to applicable state laws regarding the nature, quality and diversification of investments that may be made by life insurance companies. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. Purchase Payments made to Contracts issued by The Travelers Insurance Company are invested in Separate Account MGA, and purchase payments made to contracts issued by The Travelers Life and Annuity Company are invested in Separate Account MGA II. Both Separate Account MGA and MGA II are non-unitized separate accounts and are not chargeable with liabilities arising out of any other business that the Company may conduct. Owners do not share in the investment performance of assets allocated to the Separate Accounts. The obligations under the Contract are independent of the investment performance of the Separate Accounts and are the obligations of the Company.

In establishing Guaranteed Interest Rates, the Company will consider the yields on fixed income securities that are part of the Company's current investment strategy for the Contracts at the time that the Guaranteed Interest Rates are established. (See "Establishment of Guaranteed Interest Rates".) The current investment strategy for the Contracts is to invest in fixed income securities, including public bonds, privately placed bonds, and mortgages, some of which may be zero coupon securities. While this generally describes our investment strategy, we are not obligated to follow any particular strategy except as may be required by federal and state laws.

                           AMENDMENT OF THE CONTRACTS
--------------------------------------------------------------------------------

We reserve the right to amend the Contracts to comply with applicable federal or state laws or regulations. We will notify you in writing of any such amendments.

                           ASSIGNMENT OF THE CONTRACTS
--------------------------------------------------------------------------------

Our rights as evidenced by a Contract may be assigned as permitted by applicable law. An assignment will not be binding upon us until we receive notice from you in writing. We assume no responsibility for the validity or effect of any assignment. You should consult your tax adviser regarding the tax consequences of an assignment.

                          DISTRIBUTION OF THE CONTRACTS
--------------------------------------------------------------------------------

Travelers Distribution LLC ("TDLLC"), an affiliate of the Company, is the principal underwriter of the Contracts. TDLLC is registered with the Securities and Exchange Commission under the Act as a broker-dealer, and is a member of the National Association of Securities Dealers, Inc. The Contract is offered through both affiliated and non-affiliated broker dealers.

The principal underwriter enters into selling agreements with certain broker-dealers registered under the Act. Under the selling agreements such broker-dealers may offer Contracts to persons who have established an account with the broker-dealer. In addition, the Company may offer certificates to members of certain other eligible groups. The Company will pay a maximum commission of 7% of the Purchase Payment for the sale of a Contract. Tower Square Securities, Inc., an affiliate of the Company, receives greater compensation for selling the contract than nonaffiliated broker-dealers.

From time to time, the Company may offer customers of certain broker-dealers special Guaranteed Interest Rates and negotiated commissions. In addition, the Company may offer Contracts to members of certain other eligible groups through trusts or otherwise. Also, we may pay additional compensation or permit other promotional incentives in cash, credit or other compensation for, among other things, training, marketing or services provided.

                           FEDERAL TAX CONSIDERATIONS
--------------------------------------------------------------------------------

GENERAL

The Company is taxed as a life insurance company under Subchapter L of the Code. Generally, amounts credited to a contract are not taxable until received by the Contract Owner, participant or Beneficiary, either in the form of annuity payments or other distributions. Tax consequences and limits are described further below for each annuity program. The following general discussion of the federal income tax consequences related to your investment in this Contract is not intended to cover all situations, and is not meant to provide legal or tax advice. Because of the complexity of the law and the fact that the tax results will vary depending upon many factors, you should consult with your tax and/or legal advisor regarding the tax implications of purchasing this Contract based upon your individual situation.

Congress has recognized the value of saving for retirement by providing certain tax benefits for annuities. The Internal Revenue Code ("Code") governs how earnings on your investment in the Contract are ultimately taxed, depending upon the type of Contract, Qualified or Non-qualified, and the manner in which the money is distributed, as briefly described below. In analyzing the benefits of tax deferral it is important to note that the Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the marginal tax rates on long-term capital gains and dividends to 5% and 15%. The reduced rates apply during 2003 through 2008, and thereafter will increase to prior levels. Earnings under annuity Contracts, like interest payable as fixed investments (notes, bonds, etc.), continue to be taxed as ordinary income (top rate of 35%).

NOTE TO PARTICIPANTS IN QUALIFIED PLANS INCLUDING 401 AND 403 (b)
AS WELL AS IRA OWNERS:

While annual plan contribution limits may be increased from time to time by Congress and the IRS for federal income tax purposes, these limits must be adopted by each state for the higher limits to be effective at a state income tax level. In other words, permissible contribution limit for income tax purposes may be different at the federal level from your state's income tax laws. Please consult your employer or tax adviser regarding this issue.

SECTION 403 (b) PLANS AND ARRANGEMENTS

Purchase Payments for a tax-deferred annuity contract (including salary reduction contributions) may be made by an employer for employees under annuity plans adopted by public educational organizations and certain organizations which are tax exempt under Section 501 (C) (3) of the Code. Within statutory limits ($14,000 in 2005, $15,000 in 2006), such salary reduction contributions are not currently includable in the gross income of the participants. Additional "catch-up contributions" may be made by individuals age 50 or over. Increases in the value of the Contract attributable to these Purchase Payments are similarly not subject to current taxation. Instead, both the contributions to the tax-sheltered annuity and the income in the Contract are taxable as ordinary income when distributed.

An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except when due to death, disability, or as part of a series of payments for life or life expectancy, or made after the age of 55 with separation from service. There are other statutory exceptions that may apply in certain situations.

Amounts attributable to salary reductions made to a tax-sheltered annuity and income thereon may not be withdrawn prior to attaining the age of 59 1/2, separation from service, death, total and permanent disability, or in the case of hardship as defined by federal tax law and regulations. Hardship withdrawals are available only to the extent of the salary reduction contributions and not from the income attributable to such contributions. These restrictions do not apply to assets held generally as of December 31, 1988.

Distributions must begin by April 1st of the calendar year following the later of the calendar year in which the participant attains the age of 70 1/2 or the calendar year in which the Participant retires. Certain other mandatory distribution rules apply at the death of the participant.

Certain distributions, including most partial or full redemptions or "term-for-years" distributions of less than 10 years, are eligible for direct rollover to another 403 (b) contract, certain qualified plans or to an Individual Retirement Arrangement (IRA) without federal income tax or withholding.

To the extent an eligible rollover distribution is not directly rolled over to another 403 (b) contract, an IRA or eligible qualified contract, 20% of the taxable amount must be withheld. In addition, current tax may be avoided on eligible rollover distributions which were not directly transferred to a qualified retirement program if the participant makes a rollover to a qualified retirement plan or IRA within 60 days of the distribution.

Distributions in the form of annuity payments are taxable to the participant or Beneficiary as ordinary income in the year of receipt, except that any distribution that is considered the participant's "investment in the Contract" is treated as a return of capital and is not taxable.

QUALIFIED PENSION AND PROFIT-SHARING PLANS

Like most other contributions made under a qualified pension or profit-sharing trust described in Section 401 (a) of the Code and exempt from tax under Section 501 (a) of the Code, a Purchase Payment made by an employer (including salary reduction contributions under Section 401(k) of the Code) is not currently taxable to the participant and increases in the value of a contract are not subject to taxation until received by a participant or Beneficiary. For 2005, the applicable limits are $42,000 for total contributions and $14,000 for salary reduction contributions made pursuant to Code Section 401(k). Additional "catch-up contributions" may be made by individuals age 50 or over.

Distributions in the form of annuity payments are taxable to the participant or Beneficiary as ordinary income in the year of receipt, except that any distribution that is considered the participant's "investment in the contract" is treated as a return of capital and is not taxable. Certain eligible rollover distributions including most partial and full surrenders or term-for-years distributions of less than 10 years are eligible for direct rollover to an eligible retirement plan or to an IRA without federal income tax withholding.

If a distribution that is eligible for rollover is not directly rolled over to another qualified retirement plan or IRA, 20% of the taxable amount must be withheld. In addition, current tax may be avoided on eligible rollover distributions that were not directly transferred to a qualified retirement program if the participant makes a rollover contribution to a qualified retirement plan or IRA within 60 days of the distribution.

Distributions must begin by April Ist of the calendar year following the later of the calendar year in which you attain age 70 1/2 or the calendar year in which you retire, except that if you are a 5% owner as defined in Code Section 416(i) (1) (B), distributions must begin by April Ist of the calendar year following the calendar year in which you attain age 70 1/2. Certain other mandatory distribution rules apply on the death of the participant.

An additional tax of 10% will apply to any taxable distribution received by the participant before the age of 59 1/2, except by reason of death, disability or as part of a series of payments for life or life expectancy, or at early retirement at or after the age of 55. There are other statutory exceptions which may apply in certain situations. Amounts attributable to salary reduction contributions under Code Section 401(k) and income thereon may not be withdrawn prior to severance from employment, death, total and permanent disability, attainment of age 59 1/2, or in the case of hardship.

INDIVIDUAL RETIREMENT ANNUITIES

To the extent of earned income for the year and not exceeding the applicable limit for the taxable year, an individual may make deductible contributions to an individual retirement annuity (IRA). The applicable limit ($2,000 per year prior to 2002) has been increased by the Economic Growth and Tax Relief Reconciliation Act of 2001 ("EGTRRA"). The limit is $3,000 for calendar years 2002-2004, $4,000 for calendar years 2005-2007, and will be indexed for inflation in years subsequent to 2008. (Note: The minimum Purchase Payment allowed for this Contract is $5,000.) Additional "catch-up contributions" may be made to an IRA by individuals age 50 or over. There are certain limits on the deductible amount based on the adjusted gross income of the individual and spouse based on their participation in a retirement plan. If an individual is married and the spouse is not employed, the individual may establish IRAs for the individual and spouse. Purchase Payments may then be made annually into IRAs for both spouses in the maximum amount of 100% of earned income up to a combined limit based on the individual limits outlined above.

Partial or full distributions are treated as ordinary income, except that amounts contributed after 1986 on a non-deductible basis are not includable in income when distributed. An additional tax of 10% will apply to any taxable distribution from the IRA that is received by the participant before the age of 59 1/2 except by reason of death, disability or as part of a series of payments for life or life expectancy. Distributions must commence by

April 1st of the calendar year after the close of the calendar year in which the individual attains the age of 70 1/2. Certain other mandatory distribution rules apply on the death of the individual. The individual must maintain personal and tax return records of any non-deductible contributions and distributions.

Section 408 (k) of the Code provides for the purchase of a Simplified Employee Pension (SEP) plan. A SEP is funded through an IRA with an annual employer contribution limit of $40,000 for each participant.

ROTH IRAS

Effective January 1, 1998, Section 408A of the Code permits certain individuals to contribute to a Roth IRA. Eligibility to make contributions is based upon income, and the applicable limits vary based on marital status and/or whether the contribution is a rollover contribution from another IRA or an annual contribution. Contributions to a Roth IRA, which are subject to certain limitations, (similar to the annual limits for traditional IRAs), are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A conversion of "traditional" IRA to a Roth IRA may be subject to tax and other special rules apply. You should consult a tax adviser before combining any converted amounts with other Roth IRA contributions, including any other conversion amounts from other tax years.

Qualified distributions from a Roth IRA are tax-free. A qualified distribution requires that the Roth IRA has been held for at least 5 years, and the distribution is made after age 59 1/2, on death or disability of the owner, or for a limited amount ($10,000) for a qualified first time home purchase for the owner or certain relatives. Income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during five taxable years starting with the year in which the first contribution is made to the Roth IRA.

NONQUALIFIED ANNUITIES

Individuals may purchase tax-deferred annuities without any limits. The Purchase Payment receives no tax benefit, deduction or deferral, but taxes on the increases in the value of the Contract are generally deferred until distribution. Generally, if an annuity is owned other than by an individual, the owner will be taxed each year on the increase in the value of the Contract. An exception applies for Purchase Payments made before March 1, 1986. In addition, for Contracts issued after April 22, 1987, all deferred increases in value will be includable annually in the income of an Owner when that Owner transfers the Contract without adequate considerations.

The federal tax law requires nonqualified annuity contracts issued on or after January 19, 1985 to meet minimum mandatory distribution requirements upon the death of the Contract Owner. Failure to meet these requirements will cause the succeeding Contract Owner or Beneficiary to lose the tax benefits associated with annuity contracts, i.e., primarily the tax deferral prior to distribution. The distribution required depends upon whether an Annuity Option is elected or whether the succeeding Owner is the surviving spouse. Contracts will be administered by the Company in accordance with these rules.

If two or more nonqualified annuity contracts are purchased from the same insurer within the same calendar year, such annuity contracts will be aggregated for federal income tax purposes. As a result, distributions from any of them will be taxed based upon the amount of income in all of the same calendar year series of annuities. This will generally have the effect of causing taxes to be paid sooner on the deferred gain in the contracts.

Those receiving partial distributions made before annuitization of a contract will generally be taxed on an income-first basis to the extent of income in the Contract. Certain pre-August 14, 1982 deposits into a nonqualified annuity contract that have been placed in the Contract by means of a tax-deferred exchange under Section 1035 of the Code may be withdrawn first without income tax liability. This information on deposits must be provided to the Company by the other insurance company at the time of the exchange. There is income in the Contract generally to the extent the Cash Value exceeds the investment in the Contract. The investment in the Contract is equal to the amount of premiums paid less any amount received previously that was excludable from gross income. Any direct or indirect borrowing against the value of the Contract or pledging of the Contract as security for a loan will be treated as a cash withdrawal under the tax law.

With certain exceptions, the law will impose an additional tax if a Contract Owner makes a withdrawal of any amount under the Contract that is allocable to an investment made after August 13, 1982. The amount of the additional tax will be 10% of the amount includable in income by the Contract Owner because of the withdrawal. The additional tax will not be imposed if the amount is received on or after the Contract Owner reaches the age of 59 1/2, or if the amount is one of a series of substantially equal periodic payments made for life or life expectancy of the taxpayer. The additional tax will not be imposed if the withdrawal or partial surrender follows the death or disability of the Contract Owner.

Code Section 1035 provides that, if certain conditions are met, no gain or loss is recognized when an annuity contract is received in exchange for a life, endowment, or annuity contract. Since different annuity contract have different expenses, fees, and benefits, a tax-free exchange could result in your investment becoming subject to higher or lower fees and expenses.

THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974

Under the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended, certain special provisions may apply to the Contract if the Owner of a Section 403 (b) plan Contract or the owner of a contract issued to certain qualified plans requests that the Contract be issued to conform to ERISA or if the Company has notice that the Contract was issued pursuant to a plan subject to ERISA.

ERISA requires that certain Annuity Options, withdrawals or other payments and any application for a loan secured by the Contract may not be made until the Participant has filed a Qualified Election with the plan administrator. Under certain plans, ERISA also requires that a designation of a Beneficiary other than the participant's spouse be deemed invalid unless the participant has filed a Qualified Election.

A Qualified Election must include either the written consent of the Participant's spouse, notarized or witnessed by an authorized plan representative, or the participant's certification that there is no spouse or that the spouse cannot be located.

The Company intends to administer all contracts to which ERISA applies in a manner consistent with the direction of the plan administrator regarding the provisions of the plan, in accordance with applicable law. Because these requirements differ according to the plan, a person contemplating the purchase of an annuity contract should consider the provisions of the plan.

FEDERAL INCOME TAX WITHHOLDING

The portion of a distribution that is taxable income to the recipient will be subject to federal income tax withholding, generally pursuant to Section 3405 of the Code. The application of this provision is summarized below.

      1. ELIGIBLE ROLLOVER DISTRIBUTION FROM SECTION 403(b) PLANS OR ARRANGEMENTS OR FROM QUALIFIED PENSION AND PROFIT-SHARING PLANS

            There is a mandatory 20% tax withholding for plan distributions that are eligible for rollover to an IRA or to another retirement plan but that are not directly rolled over. A distribution made directly to a participant or Beneficiary may avoid this result if:

            (a) a periodic settlement distribution is elected based upon a life or life expectancy calculation, or

            (b) a complete term-for-years settlement distribution is elected for a period of ten years or more, payable at least annually, or

            (c) a minimum required distribution as defined under the tax law is taken after the attainment of the age of 70 1/2 or as otherwise required by law.

            A distribution including a rollover that is not a direct rollover will require the 20% withholding, and the 10% additional tax penalty on premature withdrawals may apply to any amount not added back in the rollover. The 20% withholding may be recovered when the participant or Beneficiary files a personal income tax return for the year if a rollover was completed within 60 days of receipt of the funds, except to the extent that the participant or spousal Beneficiary is otherwise under withheld or short on estimated taxes for that year.

      2.    OTHER NON-PERIODIC DISTRIBUTIONS (FULL OR PARTIAL REDEMPTIONS)

            To the extent not subject to the mandatory 20% withholding as described in (1) above, the portion of a nonperiodic distribution which constitutes taxable income will be subject to federal income tax withholding, to the extent such aggregate distributions exceed $200 for the year, unless the recipient elects not to have taxes withheld. If an election to opt out of withholding is not provided, 10% of the taxable portion of the distribution will be withheld as federal income tax; provided that the recipient may elect any other percentage. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

      3. PERIODIC DISTRIBUTIONS (DISTRIBUTIONS PAYABLE OVER A PERIOD GREATER THAN ONE YEAR)

            The portion of a periodic distribution that constitutes taxable income will be subject to federal income tax withholding under the wage withholding tables as if the recipient were married claiming three exemptions. A recipient may elect not to have income taxes withheld or have income taxes withheld at a different rate by providing a completed election form. Election forms will be provided at the time distributions are requested. This form of withholding applies to all annuity programs.

Recipients who elect not to have withholding made are liable for payment of federal income tax on the taxable portion of the distribution. All recipients may also be subject to penalties under the estimated tax payment rules if withholding and estimated tax payments are not sufficient.

Recipients who do not provide a social security number or other taxpayer identification number will not be permitted to elect out of withholding. Additionally, United States citizens residing outside of the country, or U.S. legal residents temporarily residing outside the country, are subject to different withholding rules and cannot elect out of withholding.

TAX ADVICE

Because of the complexity of the law and the fact that the tax results will vary according to the factual status of the individual involved, a person contemplating purchase of an annuity contract and/or an Owner, participant or Beneficiary who may make elections under a contract should consult with a qualified tax or legal adviser prior to such purchase or the making of an election. It should be understood that the foregoing description of the federal income tax consequences under these contracts is not exhaustive and that special rules are provided with respect to situations not discussed here. It should be understood that if a tax benefited plan loses its exempt status, employees could lose some of the tax benefits described. For further information, a qualified tax adviser should be consulted.

PUERTO RICO TAX CONSIDERATIONS

The Puerto Rico Internal Revenue Code of 1994 (the "1994 Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 1994 Code first as a return of investment. Therefore, no taxable income is recognized for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is also calculated differently under the 1994 Code. Since Puerto Rico residents are also subject to U.S. income tax on all income other than income sourced to Puerto Rico, and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 1994 Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.

NON-RESIDENT ALIENS

Distributions to non-resident aliens ("NRAs") are subject to special and complex tax and withholding rules under the Code with respect to U.S. source income, some of which are based upon the particular facts and circumstances of the Contract Owner, the beneficiary and the transaction itself. As stated above, the IRS has taken the position that income from the Contract received by NRAs is considered U.S. source income. In addition, Annuity Payments to NRAs in many countries are exempt from U.S. tax (or subject to lower rates) based upon a tax treaty, provided that the Contract Owner complies with the applicable requirements. NRAs should seek guidance from a tax adviser regarding their personal situation.

                             AVAILABLE INFORMATION
--------------------------------------------------------------------------------

The Company files reports and other information with the Securities and Exchange Commission ("Commission"), as required by law. You may read and copy this information and other information at the following locations:

      o public reference facilities of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C.,

      o the Commission's Regional Offices located at 233 Broadway, New York, New York 10279,

      o the Commission's Regional Offices located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

Under the Securities Act of 1933, each Company has filed with the Commission a registration statement (the "Registration Statement") relating to the Contracts offered by this prospectus. This prospectus has been filed as a part of the Registration Statement and does not contain all of the information set forth in the Registration Statement and the exhibits, and reference is hereby made to such Registration Statement and exhibits for further information relating to the Company and the Contracts. The Registration Statement and the exhibits may be inspected and copied as described above. Although the Company furnishes certificate and contract holders with the annual reports on Form 10-K for the year ended December 31, 2004 the Company does not plan to furnish subsequent financial reports.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
--------------------------------------------------------------------------------

The latest Quarterly Report on Form 10-Q for the period ended March 31, 2005 for The Travelers Insurance Company and the Travelers Life and Annuity Company has been filed with the Commission. This Report is incorporated by reference into this Prospectus and a copy must accompany this Prospectus. The Travelers Insurance Company filed its Form 10-Q via Edgar File No. 33-03094 on May 13, 2005. The Travelers Life & Annuity Company filed its Form 10-Q via Edgar File No. 33-58677on May 13, 2005.

The latest Annual Report on Form 10-K for the period ended December 31, 2004 for both The Travelers Insurance Company and The Travelers Life and Annuity Company have been filed with the Commission. Each report is incorporated by reference into this Prospectus and a copy must accompany this Prospectus.

The Forms 10-K for the period ended December 31, 2004 contain additional information about the Company, including audited financial statements for the Company's latest fiscal year. Each Company filed its Form 10-K on March 30, 2005. The Travelers Insurance Company filed its Form 10-K via Edgar File No. 33-03094. The Travelers Life and Annuity Company filed its Form 10-K via Edgar File No. 33-58677.

If requested, the Company will furnish, without charge, a copy of any and all of the documents incorporated by reference, other than exhibits to those documents (unless such exhibits are specifically incorporated by reference in those documents). You may direct your requests to The Travelers Insurance Company, One Cityplace, Hartford, Connecticut 06103-3415, Attention: Annuity Services. The telephone number is (800) 842-9368. You may also obtain copies of any documents, incorporated by reference into this prospectus by accessing the Commission's website (http: //www.sec.gov).

                                  LEGAL OPINION
--------------------------------------------------------------------------------

Legal matters in connection with federal laws and regulations affecting the issue and sale of the Contracts described in this prospectus and the organization of the Company, its authority to issue such Contracts under Connecticut law and the validity of the forms of the Contracts under Connecticut law have been passed on by the Deputy General Counsel of the Company.

                                     EXPERTS
--------------------------------------------------------------------------------

THE TRAVELERS INSURANCE COMPANY

The consolidated financial statements and schedules of The Travelers Insurance Company and subsidiaries as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering The Travelers Insurance Company and subsidiaries refer to changes in the Company's methods of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004, for variable interest entities in 2003, and for goodwill and intangible assets in 2002.

THE TRAVELERS LIFE AND ANNUITY COMPANY

The financial statements and schedules of The Travelers Life and Annuity Company as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent accountants, also incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit reports covering The Travelers Life and Annuity Company refer to changes in the Company's methods of accounting for certain nontraditional long-duration contracts and for separate accounts in 2004 and for goodwill and intangible assets in 2002.

                                   APPENDIX A
--------------------------------------------------------------------------------

Plans eligible to purchase the Contract are pension and profit sharing plans qualified under Section 401 (a) of the Internal Revenue Code and Section 403 (b) ERISA plans.

To apply for a group annuity contract, the trustee or other applicant must complete an application or purchase order for the Group Annuity Contract and make a Purchase Payment. A group annuity contract will then be issued to the applicant. While no Certificates are issued, each Purchase Payment and the Account established thereby, are confirmed to the Contract Owner. Each account will have its own optional Guarantee Period and Guaranteed Interest Rate. Surrenders under the Group Annuity Contract may be made at the election of the Contract Owner, from the Account established under the Contract. Account surrenders are subject to the same limitations, adjustments and charges as surrenders made under a certificate (see "Surrenders"). Surrender Values may be taken in cash or applied to purchase annuities for the Contract Owners' Qualified Plan participants.

Because there are no individual participant accounts, the qualified group annuity contract issued in connection with a Qualified Plan does not provide for death benefits. Annuities purchased for Qualified Plan participants may provide for a payment upon the death of the Annuitant depending on the option chosen (see "Annuity Options"). Additionally, since there are no Annuitants prior to the actual purchase of an Annuity by the Contract Owner, the provisions regarding the Maturity Date are not applicable.

                                   APPENDIX B
--------------------------------------------------------------------------------

MARKET VALUE ADJUSTMENT

The application of a Market Value Adjustment may adjust your account value up or down. The formula is as follows:

Market Value Adjustment Factor  =  [(((1 + strip(G) + OAS(G))/(1 + strip(C)
                                    + OAS(C))))(t/365)]

Market Adjusted Value  =  [((Contract Value - FI) * MarketValueAdjustmentFactor)
                           + FI]

            Where:

               o "FI" is the available free interest credited for the Previous Certificate Year.

               o "strip(G)" is the US Treasury strip yield as of the date the Guarantee Period began for the same duration as the Guarantee Period.

               o "strip(C)" is the US Treasury strip yield for a Guarantee period of "t" days, where "t" is the number of days remaining in the Guarantee Period adjusted for leap years.

               o OAS (G) is the Option-adjusted Spread as stated in the contract specifications (currently the Lehman Intermediate US-Credit Index Option-adjusted Spread) as of the date the Guarantee Period began for the same duration as the Guarantee Period.

               o OAS (C) is the Option-Adjusted Spread as stated in the contract specifications (currently the Lehman Intermediate US-Credit Index Option-adjusted Spread) as of the date the MVA is applied.

The total amount available to customers, prior to any charges or premium taxes, is: Market Adjusted Value.

The current Option-adjusted Spread and strip yield are declared daily by the Company. The strip yield is based on the rate (straight line interpolation between whole years).


                    ILLUSTRATION OF A MARKET VALUE ADJUSTMENT

Purchase Payment:                                   $50,000.00

Guarantee Period:                                   5 years

Guaranteed Interest Rate                            5.5%

Accumulated Interest after One Year ("FI"):         $2,750

Contract Value after One Year ("Contract Value")):  $52,750

5 year Treasury strip at issue ("Strip G"):         4.50% Effective Annual Rate

4 year Treasury strip: ("Strip C"):                 EXAMPLE 1: 5.5%
                                                    EXAMPLE 2:  3.0%

Lehman Intermediate US-Credit Index
Option-adjusted Spread at issue ("OAS G"):          1.5%

Lehman Intermediate US-Credit Index
Option-adjusted Spread as                           EXAMPLE 1:  2.0%
of date MVA is applied ("OAS C"):                   EXAMPLE 2:  1.0%

The following examples illustrate how the Market Value Adjustment may affect the values of your Contract. In these examples, a Purchase Payment of $50,000 was made to the Contract. After one year of the guarantee period, the Account Value (i.e., the Purchase Payment plus accumulated interest) would be $52,750.

The Market Adjusted Value is calculated based on your then current Account Value less any available free interest ($52,750), and is based on 1) the US treasury strip yield at the time on new Purchase Payments of the same term-to-maturity as the time remaining in your Guarantee Period and 2) The Lehman Option-adjusted Spread at time of surrender. One year after the Purchase Payment was made, you would have four years remaining in the five-year Guarantee Period.


EXAMPLE 1: A NEGATIVE MARKET VALUE ADJUSTMENT

A negative Market Value Adjustment results when either the US Strip yield or the Lehman Option-adjusted Spread have increased since the date the Purchase Payment was made. Assume that the Option-adjusted Spread has increased by 0.5% to 2.0% and the 4-year strip yield is 5.5% one year after the Purchase Payment.

The Market Value Adjustment would be:

         .9453434  =    ((1 + .045 + 0.015)/(1+.055+.02))(4)

The Market Adjusted Value would be:

         $50,017.17=($52,750-$2,750)*.945343+$2,750

This amount is prior to surrender charges and premium taxes.


EXAMPLE 2:  A POSITIVE MARKET VALUE ADJUSTMENT

A positive Market Value Adjustment results when either the US strip rate or the Lehman Option-adjusted Spread have decreased since the date the Purchase Payment was made. Assume that strip yields for a four-year duration have decreased by 1.5% to 3.0% and the Lehman Option-adjusted Spread has decreased by 0.5% to 1.0%, one year after the Purchase Payment.

The Market Value Adjustment would be:

         1.0791706  =    ((1 + .045 + 0.015)/(1+.03+.01))(4)

The Market Adjusted Value would be:

         $56,708.53=($52,750-$2,750)*1.0791706+$2,750

This amount is prior to surrender charges and premium taxes.

                      TRAVELERS TARGET MATURITY (SERIES II)

                      MODIFIED GUARANTEED ANNUITY CONTRACTS

                                    ISSUED BY

                         THE TRAVELERS INSURANCE COMPANY
                                       OR
                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                 ONE CITY PLACE
                        HARTFORD, CONNECTICUT 06103-3415

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.      OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

Registration Fees: $29,425.00 for 250,000,000 in interests of Modified Guaranteed Annuity Contracts.

Estimate of Printing Costs:  $10,000

Cost of Independent Auditors:  Approximately $4,000

ITEM 15.      INDEMNIFICATION OF DIRECTORS AND OFFICERS

Sections 33-770 et seq inclusive of the Connecticut General Statutes ("C.G.S.") regarding indemnification of directors and officers of Connecticut corporations provides in general that Connecticut corporations shall indemnify their officers, directors and certain other defined individuals against judgments, fines, penalties, amounts paid in settlement and reasonable expenses actually incurred in connection with proceedings against the corporation. The corporation's obligation to provide such indemnification generally does not apply unless (1) the individual is wholly successful on the merits in the defense of any such proceeding; or (2) a determination is made (by persons specified in the statute) that the individual acted in good faith and in the best interests of the corporation and in all other cases, his conduct was at least not opposed to the best interests of the corporation, and in a criminal case he had no reasonable cause to believe his conduct was unlawful; or (3) the court, upon application by the individual, determines in view of all of the circumstances that such person is fairly and reasonably entitled to be indemnified, and then for such amount as the court shall determine. With respect to proceedings brought by or in the right of the corporation, the statute provides that the corporation shall indemnify its officers, directors and certain other defined individuals, against reasonable expenses actually incurred by them in connection with such proceedings, subject to certain limitations.

Citigroup Inc. (the ultimate parent) also provides liability insurance for its directors and officers and the directors and officers of its subsidiaries, including the Registrant. This insurance provides for coverage against loss from claims made against directors and officers in their capacity as such, including, subject to certain exceptions, liabilities under the federal securities laws.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.      EXHIBITS

     EXHIBIT
      NUMBER      DESCRIPTION
     --------     -----------

       1.         Distribution and Principal Underwriting Agreement.
                  (Incorporated herein by reference to Exhibit 1 to the Registration Statement on Form S-2, File No. 333-51800, filed December 14, 2000.)

       2.         None.

       3(i). Charter of The Travelers Life and Annuity Company, as amended on April 10, 1990. (Incorporated herein by reference to Exhibit 6(a) to the Registration Statement on Form N-4, File No. 333-40191 filed November 13, 1997).

       3(ii). By-Laws of The Travelers Life and Annuity Company, as amended on October 20, 1994. (Incorporated herein by reference to Exhibit 6(b) to the Registration Statement on Form N-4, File No. 333-40191 filed November 13, 1997.)

       4.         Form of Contracts. Filed herewith.

       5.         Opinion Re: Legality, Including Consent. Filed herewith.

       8.         None.

       9.         None.

      10.         None.

      11.         None.

      12.         None.

      13.         None.

      15.         None.

      16.         None.

      23(a). Consent of KPMG LLP, Independent Registered Public Accounting Firm. Filed herewith.

      23(b).      Consent of Counsel (see Exhibit 5).

      24.         Powers of Attorney authorizing Ernest J. Wright or Kathleen A.
                  McGah as signatory for George C. Kokulis, Glenn D. Lammey, Marla Berman Lewitus and William R. Hogan. (Incorporated herein by reference to Exhibit 24 to the Registration Statement on Form S-2, File No. 333-83076 filed February 20, 2002.)

                  Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Kathleen A. Preston. (Incorprorated herein by reference to Exhibit 24 to the Registration Statement on Form S-2, File No.
                  333-83076 filed March 31, 2003.)

                  Power of Attorney authorizing Ernest J. Wright or Kathleen A. McGah as signatory for Edward W. Cassidy, and William P. Krivoshik. (Included herein by reference to Exhibit 24 to the Registration Statement on Form S-2, File No. 333-123003 filed February 25, 2005.)

      25.         None.

      26.         None.

      27.         None.

ITEM 17.      UNDERTAKINGS

The undersigned registrant hereby undertakes as follows, pursuant to Item 512 of Regulation S-K:


1. To file, during any period in which offers or sales of the registered securities are being made, a post-effective amendment to this registration statement:

     i. to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     ii. to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price set represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

     iii. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes as follows, pursuant to Item 512(h) of Regulation S-K:

(h)  Request for Acceleration of Effective Date:

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hartford, State of Connecticut, on June 28, 2005.



                     THE TRAVELERS LIFE AND ANNUITY COMPANY
                                  (Registrant)


                                   By: *Glenn D. Lammey
                                       -----------------------------------------
                                       Glenn D. Lammey, Chief Financial Officer,
                                       Chief Account Officer




Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on June 28, 2005.



*GEORGE C. KOKULIS                  Director, President and Chief Executive
--------------------------------    Officer (Principal Executive Officer)
(George C. Kokulis)


*GLENN D. LAMMEY                    Director, Chief Financial Officer, Chief
--------------------------------    Accounting Officer (Principal Financial
(Glenn D. Lammey)                   Officer)


*MARLA BERMAN LEWITUS               Director, Senior Vice President and General
--------------------------------    Counsel
(Marla Berman Lewitus)


*KATHLEEN L. PRESTON                Director and Executive Vice President
-------------------------------
(Kathleen L. Preston)


*EDWARD W. CASSIDY                  Director and Executive Vice President
-------------------------------
(Edward W. Cassidy)


*WILLIAM P. KRIVOSHIK               Director, Senior Vice President and Chief
-------------------------------     Information Officer
(William P. Krivoshik)



*By:  /s/ Ernest J. Wright, Attorney-in-Fact

                                  EXHIBIT INDEX


EXHIBIT
LETTER      DESCRIPTION
-------     -----------

  4.        Form of Contract.

  5.        Opinion of Counsel, and Consent.

 23(a)      Consent of KPMG LLP, Independent Registered Public Accounting Firm.